                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

         (Amendment No. 1 for B.J. Chicago, LLC and Golden Resorts, Inc.
                   Amendment No. 2 for The Jacmar Companies)1

                          CHICAGO PIZZA & BREWERY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   167889 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               JAMES A. DAL POZZO
                                 BJ CHICAGO, LLC
                              2200 W. VALLEY BLVD.
                           ALHAMBRA, CALIFORNIA 91803
                                 (626) 576-0737
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                       (Continued on the following pages)


                               Page 1 of 10 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D
-------------------------------                    -----------------------------
    CUSIP No. 167889 10 4                                   PAGE 2 OF 10
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         BJ CHICAGO, LLC
         IRS NO.:  95-4837979
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                7      SOLE VOTING POWER
SHARES
BENEFICIALLY                    2,867,858
OWNED BY EACH            -------------------------------------------------------
REPORTING                8      SHARED VOTING POWER
PERSON WITH
                                NONE
                         -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                2,867,858
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,867,858 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
(1) Based on 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001 and computed in accordance with Rule 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------------------                    -----------------------------
    CUSIP No. 167889 10 4                                   PAGE 3 OF 10
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         GOLDEN RESORTS, INC.
         IRS NO.:  95-2200197
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
NUMBER OF                7      SOLE VOTING POWER
SHARES
BENEFICIALLY                    NONE
OWNED BY EACH            -------------------------------------------------------
REPORTING                8      SHARED VOTING POWER
PERSON WITH
                                2,867,858*
                         -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                NONE
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,867,858*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,867,858 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.9%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
(1) Based on 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001 and computed in accordance with Rule 13d-3(d)(1).
* The Reporting Person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares held of record by such Reporting Person.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------------------                    -----------------------------
    CUSIP No. 167889 10 4                                   PAGE 4 OF 10
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         THE JACMAR COMPANIES
         IRS NO.:  95-2808722
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF                7      SOLE VOTING POWER
SHARES
BENEFICIALLY                    1,190,200
OWNED BY EACH            -------------------------------------------------------
REPORTING                8      SHARED VOTING POWER
PERSON WITH
                                2,867,858*
                         -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                1,190,200
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,867,858*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,058,058 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.0%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
(1) Based on 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001 and computed in accordance with Rule 13d-3(d)(1).
* The Reporting Person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares held of record by such Reporting Person.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the beneficial ownership of shares of common stock, no par value per share ("Common Stock"), of Chicago Pizza & Brewery, Inc., a California corporation ("Chicago Pizza"). The principal executive offices of Chicago Pizza are located at 26131 Marguerite Parkway, Suite A, Mission Viejo, CA 92692. This statement is Amendment No. 1 to the
Schedule 13D filed by BJ Chicago, LLC and Golden Resorts, Inc. with respect to the Common Stock of Chicago Pizza on January 29, 2001. This statement is Amendment No. 2 to the Schedule 13D filed December 21, 2000 by The Jacmar Companies with respect to the Common Stock of Chicago Pizza and amended by The Jacmar Companies on January 29, 2001.

ITEM 2.           IDENTITY AND BACKGROUND.

                  BJ Chicago, LLC is a Delaware limited liability company. BJ Chicago, LLC's address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of BJ Chicago, LLC is purchasing and holding for investment shares of Chicago Pizza Common Stock.

                  The Jacmar Companies is a California corporation. The Jacmar Companies' address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of The Jacmar Companies is operating a specialty wholesale foodservice distributor serving Central and Southern California, operating various restaurants, performing property management services and making investments.

                  Golden Resorts, Inc. is a Nevada corporation. The address for Golden Resorts, Inc. is P.O. Box 1198, Los Gatos, CA 95301. The principal business of Golden Resorts, Inc. is investment and real estate development. BJ Chicago, LLC, Golden Resorts, Inc. and The Jacmar Companies are referred to herein collectively as the "Filing Parties."

                  The Jacmar Companies and Golden Resorts, Inc. each own 50% of the membership interests in BJ Chicago, LLC and are its sole managers. As such, The Jacmar Companies and Golden Resorts, Inc. share voting and dispositive power over the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC.

                  During the last five years, none of the Filing Parties has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Set forth below is a list of the directors and executive officers of The Jacmar Companies and Golden Resorts, Inc. The list includes for each person his or her name, principal business address and present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted.

                  Executive Officers and Directors of The Jacmar Companies:

                        William H. Tilley, Chairman of the Board, CEO, Director James A. Dal Pozzo, President
                        Robert R. Hill, Executive Vice President, Director

                  Directors of The Jacmar Companies Who Are Not Executive
                  Officers:

                        Tom Simms, Director
                        President & CEO
                        Mimi's Cafe
                        17852 E. 17th Street, Suite 108
                        Tustin, CA  92780

                        Gordon Jenkins, Director
                        Chairman & CEO (Retired)
                        Anadite, Inc.
                        28 St. Tropez
                        Laguna Niguel, CA 92677

                        James P. Birdwell, Director
                        Principal & Executive V.P.
                        Reed, Conner & Birdwell, LLC
                        11111 Santa Monica Blvd.
                        Los Angeles, CA  90025

                  Executive Officers and Directors of Golden Resorts, Inc.:

                        Shann Brassfield, President and Director
                        Barbara Walters, Secretary and Treasurer
                        Jerry G. Brassfield, Director
                        Joseph A. Sperske, Director


                  During the last five years, none of the executive officers and directors of The Jacmar Companies or Golden Resorts, Inc. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the executive officers and directors listed above is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price for shares of Common Stock acquired by The Jacmar Companies was $2,825,174. The source of funds for the purchase of the shares of Common Stock acquired by The Jacmar Companies was from working capital.

                  The aggregate purchase price for the initial 2,206,500 shares of Common Stock acquired by BJ Chicago, LLC on January 18, 2001 was $8,826,000. The source of funds for the purchase of the shares of Common Stock acquired by BJ Chicago, LLC was from capital contributions made by its members. The members used working capital to make their capital contributions.

                  The aggregate purchase price for the additional 661,358 shares of Common Stock acquired by BJ Chicago, LLC from significant shareholders of Chicago Pizza on March 13, 2001 was $1,818,734.50. The source of funds for the purchase of the shares of Common Stock acquired by BJ Chicago, LLC was from additional capital contributions made by its members. The members used working capital to make their capital contributions.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Jacmar Companies acquired its 1,190,200 shares of Common Stock for investment purposes. BJ Chicago, LLC acquired its 2,867,858 shares for investment purposes. Upon the completion of BJ Chicago, LLC's acquisition of the shares described above, Chicago Pizza elected two designees of BJ Chicago, LLC to its Board of Directors.

                  Each of the Filing Parties intends to monitor and evaluate its direct and indirect investments in Chicago Pizza on a continuing basis. Based upon its evaluation from time to time, it may acquire additional shares of Common Stock of Chicago Pizza, dispose of shares of Common Stock it beneficially owns, submit one or more proposals for the consideration of management of Chicago Pizza, and/or communicate with other shareholders of Chicago Pizza.

                  Except as set forth above, none of the Filing Parties has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Filing Parties, however, may at any time and from time to time, review or reconsider their positions with respect to any of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  On March 13, 2001, BJ Chicago, LLC purchased an aggregate of 661,679 shares of Common Stock of Chicago Pizza from Paul Motenko and Jerry Hennessy, the Co-Chief Executive Officers of Chicago Pizza, at a purchase price of $2.75 per share pursuant to a Stock Purchase Agreement dated December 20, 2000 by and among BJ Chicago, LLC, Paul Motenko and Jerry Hennessy, as amended by the First Amendment to Stock Purchase Agreement dated January 18, 2001.

                  On April 30, 2001, William H. Tilley purchased an aggregate of 800,000 shares of Common Stock of Chicago Pizza from Chicago Pizza at a purchase price of $2.50 per share pursuant to a Stock Purchase Agreement dated February 22, 2001 by and among William H. Tilley, The Jacmar Companies, BJ Chicago, LLC and Chicago Pizza. The original agreement had contemplated William H. Tilley purchasing 400,000 shares of Common Stock and The Jacmar Companies purchasing 400,000 shares of Common Stock, but by agreement of the parties, William H. Tilley purchased the aggregate of 800,000 shares of Common Stock of Chicago Pizza sold by Chicago Pizza.

                  The shares of Common Stock that The Jacmar Companies may be deemed to beneficially own constitute approximately 48.0% of the outstanding Common Stock of Chicago Pizza, based upon the 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001. The Jacmar Companies has the sole power of voting and disposition with respect to 1,190,200 shares of Common Stock and shared power of voting and disposition with respect to 2,867,858 shares of Common Stock.

                  The shares of Common Stock that BJ Chicago, LLC may be deemed to beneficially own constitute approximately 33.9% of the outstanding Common Stock of Chicago Pizza, based upon the 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001. BJ Chicago, LLC has the sole power of voting and disposition with respect to the 2,867,858 shares of Common Stock owned of record by it.

                  The shares of Common Stock with respect to which Golden Resorts, Inc. has sole or shared voting power or sole or shared dispositive power constitute approximately 33.9% of the outstanding Common Stock of Chicago Pizza, based upon the 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001. Golden Resorts, Inc. has shared voting and investment power with respect to the 2,867,858 shares of Common Stock that BJ Chicago, LLC may be deemed to beneficially own.

                  William H. Tilley is the Chairman of the Board and the CEO of The Jacmar Companies. The shares of Common Stock with respect to which William H. Tilley has sole or shared voting power or sole or shared dispositive power constitute approximately 57.4% of the outstanding Common Stock of Chicago Pizza, based upon the 8,458,321 shares of Common Stock outstanding as of April 30, 2001 as calculated by adding the 800,000 shares of Common Stock sold by Chicago Pizza to William H. Tilley on April 30, 2001 to the 7,658,321 shares of Common Stock outstanding as of April 26, 2001, as reported by Chicago Pizza & Brewery, Inc. in its Form 10-K/A filed April 30, 2001. William H. Tilley has sole voting and investment power with respect to the 800,000 shares held by him and has shared voting and investment power with respect to the 4,058,058 shares of Common Stock that The Jacmar Companies may be deemed to beneficially own.

                  Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock covered by this Schedule 13D not owned of record by it.

                  Except as described in this Item 5 and in Item 6 above, none of the Filing Parties effected transactions in Chicago Pizza's Common Stock within 60 days prior to the date of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to a Stock Purchase Agreement dated February 22, 2001 among The Jacmar Companies, William H. Tilley, BJ Chicago, LLC and Chicago Pizza, Chicago Pizza has agreed to sell, upon the request of BJ Chicago, LLC, up to an additional 3,200,000 shares of Chicago Pizza Common Stock to BJ Chicago at a purchase price of $2.50 per share on a date no later than August 15, 2001. Chicago Pizza's obligation to sell these shares to BJ Chicago, LLC is subject to approval by a special committee of the Board of Directors comprised solely of disinterested directors, shareholder approval and the receipt by Chicago Pizza of a written opinion letter from an investment bank or financial advisor addressed to the special committee of the Board of

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                                                                    PAGE 9 OF 10

Directors to the effect that the sale of up to 3.2 million shares to BJ Chicago, LLC is fair to Chicago Pizza and its shareholders from a financial point of view.

                  The Jacmar Companies and Golden Resorts, Inc. are parties to the Limited Liability Company Operating Agreement of BJ Chicago, LLC (the "Operating Agreement"). Under the Operating Agreement, a unanimous vote of the managers of BJ Chicago, LLC is required for voting the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC. The Jacmar Companies and Golden Resorts, Inc. are the only managers of BJ Chicago, LLC. Similarly, under the Operating Agreement, a unanimous vote of the members of BJ Chicago, LLC is required for disposing of the shares of Chicago Pizza Common Stock held by BJ Chicago, LLC or for acquiring additional shares of Chicago Pizza Common Stock. The Jacmar Companies and Golden Resorts, Inc. are the only members of BJ Chicago, LLC, with each member holding 50% of the membership interests.

         Except as set forth above, to the knowledge of the Filing Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of Filing Parties and any other person with respect to any securities of Chicago Pizza, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Stock Purchase Agreement dated as of February 22, 2001 among The Jacmar Companies, William H. Tilley, BJ Chicago, LLC and Chicago Pizza dated February (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chicago Pizza on April 2, 2001).


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                                                                   PAGE 10 OF 10


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 10, 2001

                                        BJ CHICAGO, LLC

                                           By:  The Jacmar Companies
                                           Its: Manager

                                                By: /s/ James A. Dal Pozzo
                                                   -----------------------------
                                                Name:  James A. Dal Pozzo
                                                Its: President

                                           By:  Golden Resorts, Inc.
                                           Its: Manager

                                                By: /s/ Shann Brassfield
                                                   -----------------------------
                                                Name:  Shann Brassfield
                                                Its: President

                                        GOLDEN RESORTS, INC.

                                        By: /s/ Shann Brassfield
                                           -------------------------------------
                                        Name: Shann Brassfield
                                        Its:  President


                                        THE JACMAR COMPANIES


                                        By: /s/ James A. Dal Pozzo
                                           -------------------------------------
                                        Name: James A. Dal Pozzo
                                        Its:  President